Fabio Caironi • You
CEO & Founder @ ByteNite | BSc. Mathematics
10mo •

We've updated our investments terms! Check out 💸
https://lnkd.in/e3yrSBgn

...see more

Fabio Caironi • You
CEO & Founder @ ByteNite | BSc. Mathematics
11mo •

Hi LinkedIn network, my company is launching a crowdfunding campaign to give any little investor the possibility to own shares of ByteNite Inc. and fund the product launch planned in winter 2023!

$500K goal, designated lead investor, and early birds perks. Spread the word! 📣📈

Check it out: https://lnkd.in/e3yrSBgn

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited at this stage. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Invest in ByteNite: The most innovative grid computing system powered by common devices
wefunder.com • 8 min read

1 comment

Like Comment Repost Send

373 impressions View analytics

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.